Filed by Nabors Industries Ltd.
pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No. for Registration Statement on Form S-4
filed by Nabors Red Lion Limited: 333-199004

MEMO

DATE:	February 16, 2015

TO:	All Employees

FROM:	Anthony G. Petrello Chairman, President & Chief Executive Officer

RE:	Pending Combination with C&J Energy Services

I am pleased to inform you that a significant step forward has been achieved in our pending transaction to combine our completion and production services business with C&J Energy Services. On Friday, we successfully completed the SEC review process and filed the proxy statement that will be mailed to C&J stockholders regarding this transaction. The next stage necessary to complete the transaction is to obtain shareholders’ approval at a special meeting of C&J stockholders on Friday, March 20, 2015. We currently expect the transaction to close during the week of March 23, 2015, following approval by C&J stockholders.

Both Nabors’ and C&J’s management teams are excited to be one step closer to closing this transaction and creating a uniquely well-positioned, high-quality diversified oilfield services company in North America with strong international growth potential. Looking forward, C&J and Nabors will be able to concentrate their resources within their respective segments. Additionally, the new company will provide the size, scale and resources needed to thrive and grow even further in our industry. Maintaining ownership in the new company allows Nabors to capture the earnings potential of the business as market conditions improve.

I want to take this opportunity to thank all employees for your dedication and perseverance during this process, especially those who have been directly involved in integration planning. I realize the challenges and delays we have faced since the transaction was announced have prolonged the stress and uncertainty that comes with any change. At the same time, dozens of people have worked countless hours to effectively plan for a smooth integration. The people in both organizations have demonstrated great ability to work together well, apply their skills and get the job done. Following the closing of the transaction, Nabors will focus on drilling services by devoting our talent and resources to improving and growing our position in that market.

Please remember that any calls you receive from the media, should be directed to Denny Smith in Corporate Development or Kim Hoover in Corporate Communications.  As we have requested before, please do not answer any questions or give any commentary about this transaction to any member of the media.

In closing, I want to again thank each of you for your hard work, commitment and support. Our success is a direct result of your dedication to excellence. Thank you!

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. On February 13, 2015, the registration statement was declared effective by the SEC, C&J filed a definitive proxy statement with the SEC, and Red Lion filed a definitive prospectus with the SEC.  Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Mailing of the definitive proxy statement/prospectus to the stockholders of C&J commenced on February 13, 2015. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.